UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: June 10, 2020

(Date of earliest event reported)

HIGHTIMES HOLDING CORP.

(Exact name of issuer as specified in its charter)

Delaware	81-4706993
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2110 Narcissus Ct.

Venice, California 90291

(Full mailing address of principal executive offices)

(844) 933-3287

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Class A voting Common Stock, par value $0.0001 per share

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ITEM 1. FUNDAMENTAL CHANGES

As announced in its Form 1-U Current Report dated April 25, 2020, on April 24, 2020, Hightimes Holding Corp., a Delaware corporation (the “Company” or “Hightimes”), entered into a purchase agreement (the “Purchase Agreement”) with Harvest Health & Recreation, Inc., a British Columbia corporation (“Harvest”), certain direct and indirect subsidiaries of Harvest and an executive officer of Harvest (collectively, the “Sellers”), pursuant to which it was contemplated that HHI Acquisition Corp., a newly formed wholly-owned subsidiary of the Company (the “Hightimes Buyer”), would acquire all or a portion of the membership interest equity in the licensed entities that own and operate as many as 15 retail cannabis dispensaries located in California. Upon closing of the acquisitions, the Sellers agreed convey to the Buyer the equity of five of 13 of the dispensaries listed in the Purchase Agreement (the “Listed Dispensaries”) and contingent assignments of the right to acquire portions of the equity of the remaining eight Listed Dispensaries. The April 24, 2020 agreement also contemplated that the Hightimes Buyer may also acquire two additional dispensaries which shall not affect the purchase price for the 13 Listed Dispensaries. Under the April 24, 2020 purchase agreement (the “Prior Purchase Agreement”) the total purchase price was $80.0 million, payable in the form of $5.0 million in cash, $7.5 million in a 10% convertible one year convertible note and $67.5 million in the form of 675,000 shares of 16% Series A convertible referred stock of Hightimes.

On June 10, 2020, the parties to the April 24, 2020 agreement (the “Prior Purchase Agreement”) agreed to terminate the Prior Purchase Agreement as of June 8, 2020 and entered into an amended and restated Purchase Agreement (the “Restated Purchase Agreement”).

Under the terms of the Restated Purchase Agreement, Harvest and its affiliates agreed to sell to the Hightimes Buyer a portfolio of equity and assets with respect to ten operational and planned Licensed Dispensaries located in the State of California, in lieu of the 13 Listed Dispensaries set forth in the Prior Purchase Agreement. The Restated Purchase Agreement contemplates two closings. At the initial closing, which is subject to certain closing conditions, one of the indirect subsidiaries of Harvest, Harvest Enterprises, Inc. (“Enterprises”) will sell to the Hightimes Buyer the equity of Interurban Capital Group LLC (“ICG”) which shall consist of certain assets located in California relating to eight “Have A Heart”-branded dispensaries (the “HAH Dispensaries”), including the right to acquire certain portions of the equity of the HAH Dispensaries referred to as “contingent interests.” The ownership of such contingent interests is subject to obtaining (i) approvals and consents of certain members of such HAH Dispensaries and (ii) all regulatory approvals of the Bureau of Cannabis Control of the State of California (the “BCC”) and local city or county regulatory authorities that may be contractually and legally required in connection with the transfer of ownership of the Contingent interests in the HAH Dispensaries.

The initial closing is subject to obtaining certain closing conditions, including an intercreditor agreement with respect to the $4.5 million secured convertible Purchase Note referred to below. At a second closing, which is scheduled to occur on or about September 30, 2020, it is contemplated that the Hightimes Buyer will acquire the equity of two other Licensed Dispensaries in California affiliated with Harvest (the “Harvest Dispensaries”).

Under the Restated Purchase Agreement, the total consideration is $67.5 million (as opposed to the $80.0 million consideration set forth in the Prior Purchase Agreement). The revised $67.5 million purchase price is payable as follows: (a) $1.5 million in cash (inclusive of $1.0 million paid under the Prior Purchase Agreement), (b) $4.5 million in the form of a one-year 10% convertible promissory note (the “Purchase Note”) with 10% interest, and (c) $61.5 million in the form of Series A Preferred Stock issued by Hightimes. As provided in the Prior Purchase Agreement, the Purchase Note (which is substantially identical to the form of Purchase Note set forth in the Prior Purchase Agreement except that the Purchase Note is subject to optional and/or mandatory conversion as described below) will be secured by a pledge of the capital stock of the Hightimes Buyer pursuant to a guaranty and pledge agreement to be agreed upon by the parties and entered into at the closing. The outstanding principal indebtedness and accrued interest under the Purchase Note is subject to (a) conversion at the option of Enterprises into Hightimes Class A Common Stock, as traded on the OTCQX Market or other securities exchange, at a conversion price per share of USD$1.00, after giving effect to the approved 11-for-1 forward stock split of the Class A Common Stock; provided, that in no event shall the number of shares of Hightimes Class A Common Stock issuable upon full conversion of the Note (the “Conversion Shares”), exceed 19% of the issued and outstanding shares of Hightimes Class A Common Stock, after giving effect to such optional conversion; and (b) to the extent not previously converted into Conversion Shares, the then outstanding principal indebtedness and accrued interest under the Purchase Note shall be subject to automatic conversion into Class A Common Stock on the earlier to occur of (a) if, on or before the maturity date, the market capitalization of the Class A Common Stock, based on the volume weighted average closing prices for any ten (10) consecutive trading days, shall equal or exceed USD$300,000,000, or (b) if, on the Maturity Date, ICG has failed to acquire the contingent interests of at least three HAH Dispensaries. In either event, the per share conversion price of the Class A Common Stock shall be at a per share conversion price equal to the volume weighted average closing price for any ten (10) consecutive trading days immediately preceding the date of automatic conversion. Notwithstanding the foregoing, in no event shall the aggregate number of Conversion Shares exceed 19% of the issued and outstanding shares of Hightimes Class A Common Stock, after giving effect to any prior optional conversion or a mandatory conversion.

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The 615,000 shares of Hightimes Series A Preferred Stock contemplated by the Restated Purchase Agreement are substantially identical to the form of Series A Preferred Stock set forth in the Prior Purchase Agreement, and will (a) have a stated or liquidation value of $100 per share, (b) pay a 16% annual dividend commencing September 30, 2020 that accrues and is added to the face amount of the Series A Preferred Stock, (c) vote on an “as converted” basis with the Hightimes Class A voting common stock, par value $0.0001 per share (the “Hightimes Common Stock”), (d) be subject to conversion at the option of the holder into Hightimes Common Stock, as may then be traded on the OTCQX Market or other securities exchange, at a conversion price per share of USD$11.00, subject to adjustment to USD$1.00 per share, based on the previously announced 11-for-one forward stock split of the Hightimes Common Stock to be consummated upon completion of Hightimes’s Regulation A+ initial public offering; and (e) to the extent not previously converted, the then-outstanding shares of Series A Preferred Stock shall be subject to automatic conversion into shares of Hightimes Common Stock on the earlier to occur of (i) two years from the closing, or (ii) if the market capitalization of the Common Stock, based on the volume weighted average closing prices for any ten (10) consecutive trading days, shall equal or exceed USD$300,000,000, in either event, the per share mandatory conversion price of the Series A Preferred Stock shall be the volume weighted average closing price of Hightimes Common Stock for any ten (10) consecutive trading days immediately preceding the date of automatic conversion; provided that in no event shall the number of shares of Hightimes Common Stock issuable upon full conversion of the Series A Preferred Stock exceed 19% of the issued and outstanding shares of Common Stock after giving effect to such optional or mandatory conversion.

As stated in the Prior Purchase Agreement, at closing, Harvest will enter into an agreement (the “Lockup Agreement”) pursuant to which, inter alia, Harvest Health may not affect any sale, assignment, pledge or transfer of the Series A Preferred Stock or any Hightimes Common Stock issuable upon optional or mandatory conversion of the Series A Preferred Stock (the “Conversion Shares” and with the Series A Preferred Stock, the “Hightimes Securities”) for a period of six months following the closing date. Thereafter Harvest may effect public sales into the market of such Conversion Shares at the rate of 10% of such Conversion Shares every six months (commencing on the six month anniversary of the Closing Date) with the balance of such Conversion Shares to be subject to public sales into the market at the expiration of such five year lockup period. Any private transfers of the Conversion Shares shall subject the transferee to the provisions of such Lockup Agreement. In addition, Harvest shall grant to Adam E. Levin, the Hightimes Executive Chairman, a five year proxy coupled with an interest (the “Proxy”) to vote all of the Hightimes Securities on behalf of Harvest at any regular or special meeting of stockholders of Hightimes or in connection with any written consent required of Hightimes stockholders. By its terms, the Proxy shall terminate with respect to any public sales of Conversion Shares permitted to be made by Harvest pursuant to the Lockup Agreement, but shall not terminate in connection with any private sales of Hightimes Securities and such transferee shall be subject to the terms thereof.

The Purchase Agreement provides that if Harvest or the applicable seller are unable to deliver all of the Required Consents and Approvals necessary to convey to the Buyer control of the 10 Listed Dispensaries within one year following the closing, the parties shall (i) remove such Dispensary from the list of the 10 Listed Dispensaries to be acquired, and the Purchase Price shall be reduced accordingly based on an allocation schedule listing a purchase price value for each of the 10 Listed Dispensaries (the “Purchase Price Reduction”), and (ii) there shall be no further liability or obligation on the part of any party with respect to the failure to deliver such Required Consents or Approvals. Any such Purchase Price Reduction shall be allocated to the Series A Preferred Stock and shall reduce the number of the 615,000 shares of Series A Preferred Stock by a number of shares equal to the Purchase Price Reduction divided by $100; provided, that if the Hightimes Buyer is unable within one year from the Closing to obtain control of at least three of the Listed Dispensaries, the Purchase Price Reduction shall be allocated initially to the $4.5 million Purchase Note.

There can be no assurance that Hightimes will be able to obtain all of the Required Consents and Approvals or otherwise consummate the acquisition of any or all of the Listed Dispensaries contemplated by the Purchase Agreement.

The foregoing summary of the terms and conditions of the Purchase Agreement is qualified in its entirety by the definitive Purchase Agreement and exhibits thereto, which are included as Exhibit 6.1 to this Form 1-U and are incorporated herein by this reference.

On June 12, 2020, Hightimes published a press release regarding the above transaction. A copy of such press release is attached to this Form 1-U Current Report as Exhibit 15.1.

Cautionary Note Regarding Forward-Looking Statements

This Current Report on Form 1-U contains statements as to the Company’s beliefs and expectations of the outcome of future events that are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Examples of these statements include, but are not limited to, statements regarding the anticipated impact of the Company’s intended acquisition of 13 Listed Dispensaries, and the anticipated effect of such transactions on our results of operations. In addition, these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from the statements made. These risks and uncertainties include, but are not limited to, the effects of the COVID-19 outbreak on our business, as well as on closing the acquisition of the 13 Listed Dispensaries, or the underlying business of the 13 Listed Dispensaries, as well as levels of consumer, business and economic confidence generally. The duration of the COVID-19 outbreak and severity of such outbreak, the pace of recovery following the COVID-19 outbreak, the effect on our supply chain, our ability to implement cost containment and business recovery strategies, and the adverse effects of the COVID-19 outbreak on our business or the market price of our common stock and the risk factors described in our Regulation A Offering Circular, our annual reports on Form 1-K and semi-annual reports on Form 1-SA, as well as our subsequent filings with the U.S. Securities and Exchange Commission, including subsequent annual reports on Form 1-K, semi-annual reports on Form 1-SA and current reports on Form 1-U are uncertain. Except as required by law, the Company does not undertake any obligation to release publicly any revisions to forward-looking statements made by it to reflect events or circumstances occurring after the date hereof or the occurrence of unanticipated events.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hightimes Holding Corp.
a Delaware corporation

by:	/s/ Adam E. Levin
Name:	Adam E. Levin
Its:	Executive Chairman of the Board
Date:	June 12, 2020

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Exhibits to Form 1-U

Index to Exhibits

Exhibit No.	Description

6.1	Restated Purchase Agreement, dated June 10, 2020, by and among Hightimes Holding Corp., HHI Acquisition Corp., Harvest Health & Recreation, Inc., Steve White, Harvest of California LLC, Interurban Capital Group, Inc. and other parties.

15.1	Press release dated June 12, 2020

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